Bank and Thrift Opportunity Fund

Shareholder meeting

On March 31, 2008, the Annual Meeting of the Fund was held to elect two Trustees.

Proxies covering 80,144,916 shares were voted at the meeting. The shareholders elected the following Trustees to serve until successors are duly elected and qualified. The votes were tabulated as follows:

		WITHHELD
	FOR	AUTHORITY
James F. Carlin	73,640,980	6,503,935 (common shares)
William H. Cunningham	73,494,272	6,650,643 (common shares)